Exhibit 99.1
Mynd Announces 2024 First Half Results

Gross Margins Increased 100 Basis Points to 27.3%; Adjusted EBITDA loss improved by $0.6 million

Seattle, WA., August 29, 2024 – Mynd.ai, Inc. (the “Company” or “Mynd”) (NYSE American: MYND) today announced financial results for the first half of 2024 (H1 2024).

H1 2024 Key Financial Milestones
–Revenue of $166.0 million compared to $222.5 million for the same period in the prior year, with the decrease primarily driven by reduced spending by key customers due to uncertainty regarding future budget allocations
–Gross profit of $45.4 million, a 22.4% decline from $58.5 million in the same period in the prior year, driven by the year-over-year reduction in revenue. Gross margins increased 100 basis points to 27.3% primarily as a result of increased operational efficiencies
–Cash flow from operations improvement of $5.0 million compared to the same period in the prior year, with cash reserves of $69.4 million
–Adjusted EBITDA loss of $5.6 million compared to a loss of $6.1 million for the same period in the prior year, primarily driven by lower sales volumes
–Management continuing to implement cost saving measures to mitigate effects of education technology market headwinds

“We’ve observed a continued industry-wide softening demand trend throughout most of our key geographic markets primarily due to uncertainty around future budget allocations for many of our customers. After several years of unusually high funding as a result of COVID-related government relief programs, local education authorities are reacting to a broad normalization of budgets,” said Vin Riera, Chief Executive Officer. “Nevertheless, we are confident in our business model and are well positioned to prioritize and streamline our operations and navigate the market challenges, as evidenced by our margin improvement. As we continue to drive operational efficiencies and take further actions to reduce overhead costs, we seek to maintain our market leadership in interactive flat panel displays ("IFPDs") within the global education market. We are dedicated to delivering hardware and software solutions with groundbreaking tools and new technologies for the education, business, and public sectors in line with our long-term strategic vision.”
The Company generated revenue of $166.0 million for H1 2024, a decrease of $56.5 million, from $222.5 million of revenue generated in the same period in the prior year, primarily due to reduced spending by customers due to uncertainty regarding future budget allocations leading to softer industry demand coupled with increased competition.
Gross profit was $45.4 million for H1 2024, a 22.4% decline from $58.5 million in the same period in the prior year driven by the year-over-year reduction in revenue. Gross margins increased 100 basis points to 27.3% resulting primarily from operational improvements and cost savings in a number of areas, including lower component material pricing, freight and duty savings as a result of transitioning the final assembly by our contract manufacturers of our U.S. ActivPanel inventory to Mexico. Warranty costs were reduced due to observed lower failure rates on our ActivPanel 9 and our ActivPanel LX models.
Net loss of $47.8 million for H1 2024 compared to a loss of $15.7 million in the same period in the prior year. The increase in net loss was primarily driven by the recording of a valuation allowance against United States deferred tax assets as a result of cumulative pre-tax losses in the United States in recent years and lower sales volumes across all key markets in the first six months of 2024. Adjusted EBITDA was a loss of $5.6 million for H1 2024 compared to a loss of $6.1 million in the same period in the prior year.
“Like many of our competitors, we experienced headwinds stemming from the lower demand trends in the education technology sector, but we exited the period with $69.4 million in cash and incremental availability under our existing credit line. As we continue to pursue cost optimization initiatives and evaluate our capital allocation strategy, we believe we are competitively well positioned to continue as the market leader in this space,” commented Arthur Giterman, Chief Financial Officer.

Forward-Looking Statements
This press release contains “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements reflect Mynd’s current expectations and projections about future events at the time, and thus involve uncertainty and risk. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” “optimistic,” and the negatives of these words and other similar expressions generally identify forward looking statements. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in Mynd’s Annual Report on Form 20-F, filed with the SEC on March 27, 2024, as such factors may be updated from time to time in Mynd’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements, including, but not limited to, the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies and ability to build long-term relationships with schools and other key market participants; the Company’s future business development, results of operations and financial condition; trends and competition in the early childhood education markets in which the Company intends to operate; changes in its revenues and certain cost or expense items; the expected growth of the early childhood education market in the Company’s targeted addressable markets; governmental policies relating to the Company’s industry, including government funding of education opportunities, the Company’s ability to implement cost saving initiatives to mitigate market headwinds and general economic conditions in the markets in which the Company intends to operate. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Mynd’s filings with the SEC. While forward-looking statements reflect Mynd’s good faith beliefs, they are not guarantees of future performance. Mynd disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data or methods, future events or other changes after the date of this press release, except as required by applicable law.

Discussion of non-GAAP Financial Measures

We believe that providing the non-GAAP ("Generally Accepted Accounting Principles") information to investors, in addition to the GAAP presentation, allows investors to view the financial results in the way management views the operating results. We further believe that providing this information allows investors not only to better understand our financial performance, but more importantly, to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance. The non-GAAP information included in this press release should not be considered superior to, or a substitute for, financial statements prepared in accordance with GAAP.

We utilize a number of different financial measures, both GAAP and non-GAAP, in analyzing and assessing the overall performance of the business, for making operating decisions and for forecasting and planning for future periods. Our annual financial plan is prepared both on a GAAP and non-GAAP basis, and the non-GAAP annual financial plan is approved by our board of directors. Continuous budgeting and forecasting for revenue and expenses are conducted on a consistent non-GAAP basis, in addition to GAAP, and actual results on a non-GAAP basis are assessed against the non-GAAP annual financial plan. In addition, and as a consequence of the importance of these measures in managing the business, we use non-GAAP measures and results in the evaluation process to establish management’s compensation. For example, our annual bonus program payments are based in part upon the achievement of consolidated revenue and Adjusted EBITDA targets.
Reconciliations with respect to the Non-GAAP figures included in this press release to such Non-GAAP figure’s most comparable GAAP figure are included in the financial tables below.

About Mynd.ai, Inc.

Seattle-based Mynd is a global leader in interactive technology offering best-in-class hardware and software solutions that help organizations create and deliver dynamic content; simplify and streamline teaching, learning, and communication; and facilitate real-time collaboration. Our award-winning interactive displays and software can be found in more than 1 million learning and training spaces across 126 countries. Our global distribution network of more than 4,000 reseller partners and our dedicated sales and support teams around the world enable us to deliver the highest level of service to our customers.

For investor and media inquiries, please contact:

Investor Relations - Mynd.ai, Inc.
E-mail: investorrelations@mynd.ai
Arthur Giterman
Chief Financial Officer
officeoftheCFO@mynd.ai
Tel: (206) 393-4493

Financial Tables Follow
Mynd.ai, Inc.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	June 30, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$69,377	$91,784
Accounts receivable, net of allowance for credit losses of $1,617 and $2,599, respectively	67,660	63,865
Inventories	33,662	53,098
Prepaid expenses and other current assets	12,432	14,666
Due from related parties	2,319	2,759
Total current assets	185,450	226,172

Non-current assets:
Goodwill	45,545	46,924
Property, plant, and equipment, net	14,896	11,878
Intangible assets, net	48,647	51,450
Right-of-use assets	7,882	7,491
Deferred tax assets, net	16,659	56,381
Other non-current assets	4,684	4,094
Total non-current assets	138,313	178,218
Total assets	323,763	404,390

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	52,177	59,595
Accrued expenses and other current liabilities	37,243	45,389
Loans payable, current	21,292	31,942
Contract liabilities	16,107	14,110
Accrued warranties	15,449	17,871
Lease liabilities, current	4,011	4,412
Due to related parties	6,107	5,080
Current liabilities of discontinued operations	—	163
Total current liabilities	152,386	178,562

Non-current liabilities:
Loans payable, non-current	57,741	64,859
Loans payable, related parties, non-current	4,715	4,670
Contract liabilities, non-current	21,054	21,762
Lease liabilities, non-current	3,986	3,412
Deferred tax liabilities	1,197	1,317
Other non-current liabilities	3,814	4,250
Total non-current liabilities	92,507	100,270
Total liabilities	244,893	278,832
Commitments and contingencies
Shareholders’ equity:
Ordinary shares par value of $0.001; 990,000,000 shares authorized, 456,477,820 shares issued and outstanding as of both June 30, 2024 and December 31, 2023. 10,000,000 shares, $0.001 par value, without designation.	456	456
Additional paid-in capital	474,501	473,590
Accumulated other comprehensive income	3,724	3,513
Accumulated deficit	(401,630)	(353,890)
Total Mynd.ai, Inc. shareholders’ equity	77,051	123,669
Non-controlling interest	1,819	1,889
Total shareholders’ equity	78,870	125,558
Total liabilities and shareholders’ equity	$323,763	$404,390

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except share and per share data, or otherwise noted)

	Six months ended June 30,
	2024	2023
Revenue	$165,983	$222,497
Cost of sales	120,607	164,036
Gross profit	45,376	58,461
Operating expenses:
General and administrative	20,217	18,313
Research and development	13,413	18,508
Sales and marketing	22,497	30,315
Transaction related costs	125	8,472
Restructuring	1,218	2,170
Total operating expenses	57,470	77,778

Operating loss	(12,094)	(19,317)
Other income (expense):
Interest expense	(5,518)	(2,366)
Interest income	1,314	6
Gain on embedded derivative	9,249	—
Other income (expense), net	(1,066)	1,294
Total other income (expense)	3,979	(1,066)

Net loss from continuing operations, before income taxes	(8,115)	(20,383)
Income tax benefit (expense)	(39,631)	5,143
Net loss from continuing operations	(47,746)	(15,240)
Loss from discontinued operations, net of tax	(64)	(431)
Net loss	$(47,810)	$(15,671)

Net loss from continuing operations attributable to non-controlling interest	$(70)	$—
Net loss attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	(47,676)	(15,240)
Net loss attributable to ordinary shareholders of Mynd.ai, Inc.	(47,740)	(15,671)

Basic and Diluted
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc. from continuing operations	$(0.10)	$(0.04)
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc. from discontinued operations	—	—
Net loss per share attributable to ordinary shareholders of Mynd.ai, Inc.	(0.10)	(0.04)
Weighted average shares outstanding used in calculating net loss per share	456,477,820	426,422,220

Mynd.ai. Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Six months ended June 30,
	June 30, 2024	June 30, 2023
Net loss	$(47,810)	$(15,671)
Change in foreign currency translation adjustments	211	(1,920)
Total comprehensive loss	(47,599)	(17,591)
Less: comprehensive loss attributable to non-controlling interest	(70)	—
Comprehensive loss attributable to Mynd.ai Inc.	$(47,529)	$(17,591)

Mynd.ai, Inc.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six months ended June 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(47,810)	$(15,671)
Loss from discontinued operations, net of tax	64	431
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,044	2,526
Deferred taxes	39,480	(5,143)
Non-cash lease expense	2,894	960
Non-cash interest expenses	2,290	—
Amortization of RDEC credit	(588)	(372)
Gain on embedded derivative	(9,249)	—
Share-based compensation	1,131	—
Change in fair value of earn out liabilities	36	79
Loss on disposal of property, plant and equipment	44	—
Change in operating assets and liabilities:
Accounts receivable	(4,411)	(23,078)
Inventories	19,531	36,578
Prepaid expenses and other assets	2,558	(300)
Prepaid subscriptions	—	1,424
Due from related parties	409	1,345
Accounts payable	(6,221)	(8,367)
Accrued expenses and other liabilities	(8,495)	(8,408)
Accrued warranties	(2,378)	3,148
Due to related parties	1,028	(1,409)
Contract liabilities	1,397	5,484
Lease obligations - operating leases	(3,042)	(1,148)
Net cash used in operating activities - continuing operations	(7,288)	(11,921)
Net cash used in operating activities - discontinued operations	(64)	(429)
Net cash used in operating activities	(7,352)	(12,350)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment	(1,084)	(236)
Internal-use software development costs	(3,499)	(1,556)
Repayment of loan receivable, related party	—	8,019
Net cash (used in) provided by investing activities	(4,583)	6,227

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of Revolver	(16,770)	(29,000)
Proceeds from Revolver	6,000	28,000
Contingent consideration payments	—	(716)
Repayment of Paycheck Protection Program Loan	(96)	(96)
Proceeds from NetDragon group loans	—	119
Net cash used in financing activities	(10,866)	(1,693)

Net change in cash and cash equivalents	(22,801)	(7,816)

Cash and cash equivalents, beginning of period	91,784	29,312
Exchange rate effects	394	(268)
Cash and cash equivalents, end of period	$69,377	$21,228

Supplemental disclosure of non-cash investing and financing activities transactions:
Convertible notes issued in exchange for accrued PIK interest	$1,643	$—
Decrease in goodwill due to measurement period adjustments relating to business acquisition, net	$1,228	$—
Lease assets acquired in exchange for lease liabilities	$3,555	$550

Supplemental disclosure of cash transactions:
Cash paid for interest	$2,730	$—
Cash refund, net of cash paid for taxes	$967	$678

Mynd.ai. Inc.
SUPPLEMENTAL FINANCIAL INFORMATION
Reconciliation of Net Income to Adjusted EBITDA
(in thousands)

	Six months ended June 30,
	2024	2023
Net loss	$(47,810)	$(15,671)
Loss from discontinued operations	64	431
Interest expense	5,518	2,366
Interest income	(1,314)	(6)
Income tax expense (benefit)	39,631	(5,143)
Depreciation and amortization	4,044	2,526
Share-based compensation	1,131	—
Other income (expense), net	1,066	(1,294)
Gain on embedded derivative	(9,249)	—
Transaction related costs[1]	125	8,472
Restructuring costs[2]	1,218	2,170
Adjusted EBITDA	$(5,576)	$(6,149)
(1) Transaction related costs are one-time non-recurring costs related to acquisition and disposal of businesses.
(2) Restructuring costs relate to employee severance costs, contract termination costs, facility restructuring, and business restructuring efforts undertaken by management.